April 6, 2026

Arun Jeldi
Chief Executive Officer
Velo3D, Inc.
2710 Lakeview Court
Fremont, California 94538

       Re: Velo3D, Inc.
           Registration Statement on Form S-3
           Filed April 3, 2026
           File No. 333-294876
Dear Arun Jeldi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Alexander T. Yarbrough